Exhibit 99.69

DHX Media Announces $35.0 Million Offering of Common Shares

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES/

HALIFAX, (October 29, 2013) - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children’s entertainment content, today announced that it has entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (the "Underwriters"), to purchase, on a bought deal basis, 9,725,000 common shares of the Company (the "Common Shares") at a price of $3.60 per Common Share (the "Offering"). In addition, DHX has granted to the Underwriters an over allotment option exercisable at any time up to 30 days after closing of the Offering to acquire up to an additional 1,458,750 Common Shares of the Company. In the event that the over allotment option is exercised in full, the aggregate gross proceeds of the Offering will be approximately $40.3 million.

The net proceeds from the Offering (after deducting the underwriters' fees and Offering expenses) will be used to reduce indebtedness, to fund future acquisitions, and for general corporate and working capital purposes.

The Common Shares will be offered by way of a short form prospectus to be filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.

Closing of the Offering is currently expected to take place on November 19, 2013 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States unless registered or an applicable exemption from the registration requirements is available.

Enquiries:

David A. Regan – EVP, Corporate Development &

IR	+1 902-423-0260

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company’s remaining shareholders and its effects on the Company’s earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company’s production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company’s short form prospectus dated September 25, 2012, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.